Free Writing Prospectus

Filed pursuant to Rule 433

May 11, 2020

Registration Statement No. 333-232138

FINAL TERM SHEET

Dated May 11, 2020

$550,000,000

Quest Diagnostics Incorporated

$550,000,000 2.800% Senior Notes due 2031

Issuer:	Quest Diagnostics Incorporated
Trade Date:	May 11, 2020
Original Issue Date (Settlement):	May 13, 2020 (T+2)
Interest Accrual Date:	May 13, 2020
Ratings:*	Moody’s: Baa2; S&P: BBB+; Fitch: BBB
Principal Amount:	$550,000,000
Maturity Date:	June 30, 2031
Issue Price (Price to Public):	99.854%
Yield:	2.815%
Interest Rate:	2.800% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each June 30 and December 30, commencing December 30, 2020
Treasury Benchmark:	1.500% due February 15, 2030
Spread to Benchmark:	T+210 bps
Benchmark Yield:	0.715%
Optional Redemption:

Prior to March 30, 2031 (three months prior to their maturity date) (the “par call date”), the Notes will be redeemable, as a whole or in part, at the option of the Issuer, on at least 10 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes, at a redemption price equal to the greater of:

•    100% of principal amount of the Notes to be redeemed, and

•    the sum of the present values of the remaining scheduled payments through the par call date discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the

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     applicable treasury rate plus 35 basis points,

plus accrued interest to, but excluding, the date of redemption which has not been paid.

On or after the par call date, the Notes will be redeemable, as a whole at any time or in part from time to time, at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued interest to, but excluding, the date of redemption which has not been paid.

CUSIP:	74834L BC3
ISIN:	US74834LBC37
Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:

Credit Agricole Securities (USA) Inc.

MUFG Securities Americas Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

BNY Mellon Capital Markets, LLC

BofA Securities, Inc.

KeyBanc Capital Markets Inc.

Conflicts of Interest:	The Issuer expects to use the net proceeds from this offering for general corporate purposes, which may include the redemption or repayment of indebtedness. The indebtedness the Issuer may redeem or repay with the net proceeds of this offering includes its $550 million aggregate principal amount of 4.70% Senior Notes due 2021 (the “4.70% Senior Notes”) and outstanding borrowings under its senior unsecured revolving credit facility and its secured receivables credit facility. Certain of the underwriters (or their affiliates) may hold the 4.70% Senior Notes and would receive a portion of the proceeds from this offering if such notes were to be redeemed or repaid. In addition, certain of the underwriters (or their affiliates) may be lenders under the Issuer’s senior unsecured revolving credit facility or the Issuer’s secured receivables credit facility and would receive a portion of the proceeds from this offering if outstanding borrowings under the Issuer’s credit facilities were to be repaid. If any one underwriter,

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together with its affiliates, were to receive 5% or more of the net proceeds of this offering by reason of the redemption or repayment, such underwriters would be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering will be conducted in accordance with Rule 5121. No underwriter with a “conflict of interest” under Rule 5121 will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC collect at 1-212-866-271-7403

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